FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on May 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Felipe Menendez Ross
Name:	Felipe Menendez Ross
Title:	Chief Executive Officer

Dated: May 8, 2013

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR FIRST QUARTER 2013

NASSAU, Bahamas, May 8, 2013 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the first quarter ended March 31, 2013.

First Quarter 2013 and subsequent events highlights:

•	Recorded first quarter 2013 revenues of $77.9 million;

•
Recorded adjusted EBITDA of $19.3 million in the first quarter of 2013; 1 which includes adjusted EBITDA of $6.5 million from our River Business, adjusted EBITDA of $9.5 million from Offshore Supply Business segment, adjusted EBITDA of $0.2 million from Ocean Business segment, and adjusted EBITDA of $3.1 million from financial income and other financial income;

•
Total adjusted net loss and adjusted net loss per share of $(0.2) million and nil per share, respectively, in the first quarter of 2013 which excludes the effect of a $(3.6) million non-cash loss from debt extinguishments most of which is related to the early repayment of our $80.0 million Convertible Senior Notes, a $(0.2) million loss for deferred taxes on an unrealized foreign exchange gain on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business and includes a $1.8 million gain related to the sale of ten dry barges which were subsequently leased back to the Company (for accounting purposes such gain will be deferred over the term of the lease up to the present value of the lease payments). 2 Before adjusting for these effects, the recorded total net loss and net loss per share are $(5.9) million and $(0.04), respectively;

•	River Business segment adjusted EBITDA increased $7.0 million to 6.5 million in the first quarter of 2013, up from $(0.5) million in the same period of 2012.

•	Offshore Supply Business segment adjusted EBITDA increased $3.0 million or 47% compared with same period of 2012;

•
As part of the PSV newbuilding program, we received our second vessel from the shipyard in India, UP Amber, on January 30, 2013, which is currently underway to Brazil; including UP Amber, the Company will have ten vessels operating in its PSV fleet;

•
On January 23, 2013, we repurchased $80.0 million of our outstanding Convertible Senior Notes in accordance with the provisions of the indenture governing the Notes. The Notes were repurchased at par plus accrued and unpaid interest to, but excluding, the date of repurchase, for a total price of $1,001.61 per $1,000.00 principal amount of Convertible Senior Notes. No Convertible Senior Notes remain outstanding; in connection with the repurchase, we recorded a $2.8 million non-cash loss for the extinguishment of the Convertible Notes;

•
On March 21, 2013, we entered into a Master Agreement whereby we agreed to build and sell from our Punta Alvear yard a set of seven  jumbo dry barges and seven jumbo tank barges to a third party for export to Colombia with deliveries ranging between July and August 2013 on terms equivalent to similar previous transactions;

•	On April 11, 2013, we entered into new four-year time charters for our UP Agua-Marinha, UP Diamante and UP Topazio at significantly higher rates than their expiring contracts;

•	On April 29, 2013, we appointed Ms. Cecilia Yad as the Company's Chief Financial Officer, succeeding Leonard J. Hoskinson, who will remain with the Company as Vice President, International Finance;

•
On May 2, 2013, we received Board approval from Petrobras for new four-year time charters for the UP Amber, UP Pearl and a four-year renewal time charter for the UP Esmeralda, all at significantly higher rates than the expiring agreements.

1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "We are pleased to report significantly improved results for the first quarter. Under normal operating conditions we believe that 2013 will show the strength of the investment strategy that we developed in the past few years. As the new assets come into service and new higher prices come into effect in our various segments our results will reflect the growth and margin improvements that we were anticipating. During the first quarter, we continued to increase our Offshore Supply fleet as planned. Our recently delivered PSV, UP Amber, is expected to arrive in Brazil next week, while the first of the remaining two vessels under construction in India, UP Pearl, is expected to be delivered by June 2013. In addition, we confirmed four-year time charters for UP Amber and UP Pearl and extended the charter for UP Esmeralda for another four years. The fundamentals of the offshore market, and specifically the Brazilian market, continue to be strong and support our strategic efforts and growth in this segment."

Mr. Menéndez continued, "In our River Business, we have successfully renewed Contracts of Affreightments which will enable the Company to capitalize on increased demand and a stronger rate environment. We continue to implement our strategic cost-saving initiatives such as our re-engining and re-powering projects. In addition, our building yard is maintaining high productivity levels and is currently fully employed building barges for both the Company and third parties. We believe that the combined effect of these developments, together with a large crop already in silos will have a positive impact on our River Business segment in 2013 and over the long-term."

Mr. Menéndez concluded, "As we progressively receive the increased rates that we have contracted for our PSV fleet during 2013 and we take delivery in the fourth quarter of UP Onyx (the last vessel from the shipyard in India) while we increase the efficiency and size of our river fleet, we believe our EBITDA will strengthen in 2014 and beyond as we had expected when we set this investment plan in motion."

Overview of Financial Results

Total revenues for the first quarter 2013 were $77.9 million as compared with $64.5 million in the same period of 2012.

Adjusted EBITDA for the first quarter 2013 was $19.3 million as compared to $7.3 million in the same period of 2012. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Total adjusted net loss was $(0.2) million in the first quarter of 2013 which excludes the effect of a $(3.6) million non-cash loss from debt extinguishments, a $(0.2) million loss for deferred taxes on an unrealized foreign exchange gain on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business and includes a $1.8 million gain related to the sale of ten dry barges which were subsequently leased back to the Company (for accounting purposes such gain will be deferred over the term of the lease up to the present value of the lease payments). Before these effects, the recorded total net loss was $(5.9) million.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "During the first quarter, we posted improved financial results, while continuing to take important steps to increase our financial strength and flexibility for the benefit of shareholders. Specifically, we secured long-term financing for our four PSV newbuilds by entering into an $84.0 million loan agreement with DVB, NIBC and ABN Amro Bank. We appreciate the continued support we receive from leading banks, which highlight Ultrapetrol's leadership position and strong prospects. We also reduced our debt by repurchasing $80.0 million of our outstanding convertible senior notes. With the recent cash infusion of $220.0 million, we have significantly increased our liquidity and are well positioned to take advantage of future growth opportunities."

Business Segment Highlights

River

The River Business experienced a 26% increase in the volume of cargo transported in the first quarter of 2013 as compared with the same period of 2012, which was due to normalized rainfall levels resulting in a significantly higher crop, most of which has already been collected.

First quarter 2013 River Business segment adjusted EBITDA was $6.5 million versus $(0.5) million in the same period of 2012, a $7.0 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Results for the first quarter of 2013 demonstrate the positive compounded effects of rate increases and the normalized rainfall levels, taking into consideration the expected seasonality inherent in the segment. According to the latest USDA estimates, the soybean crop in Paraguay for 2013 is expected to be 8.4 million tons, 4.0 million tons or 91% above 2012 and 17% above 2011 crop. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 55% of world soybean production in 2013, as compared to 30% in 1995.

These figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, by which seeded area is expected to continue to grow, fostered by the strong prices of soybean and other agricultural commodities. This steady long-term growth trend represents an important demand driver for Ultrapetrol's River Business. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade.

During the first quarter of 2013 we entered into a Master Agreement whereby we agreed to build and sell from our Punta Alvear yard a set of seven jumbo dry barges and seven jumbo tank barges to a third party for export to Colombia. The yard will continue to be fully employed until the end of 2013, focusing on the construction of barges to be delivered under the shipbuilding contracts already signed and barges for the Company's River Business.

The Company has successfully continued its re-engining and re-powering programs that aim to change the engines on a substantial portion of its line pushboats from diesel to heavy fuel consuming ones. Having finalized the re-engining of two pushboats in the second and third quarters of 2012, six heavy fuel-consuming pushboats are now in operation and the next re-engined pushboat is expected to commence operation within the fourth quarter of 2013. This program has demonstrated its potential to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed, which we believe will enhance our EBITDA margins in the future.

Offshore Supply

In the Offshore Supply Business, with the introduction of our UP Jade into a long-term charter with Petrobras in August 2012, we began to operate a fleet of nine PSVs which has now grown to ten with the delivery of our UP Amber on January 30, 2013. The adjusted EBITDA generated by the Offshore Supply Business segment during the first quarter of 2013 was $9.5 million, or 47% higher than the $6.4 million generated in the same period of 2012. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from the Offshore Supply Business for the first quarter of 2013 increased by $4.6 million compared with the same period of 2012. This represents a 27% increase which was primarily attributable to the full quarter operation of our UP Jade in Brazil.

In Brazil, operating costs, particularly manning costs, have been increasing as a result of the revaluation of the local currency and inflationary pressure on salaries and expenses both of which affected our earnings during parts of 2012. Nevertheless, during the first quarter of 2013 the Brazilian real experienced a slight devaluation which eased the upward trend of our costs.

As planned, Ultrapetrol continues its newbuilding program in India that will add capacity to our Offshore fleet. We expect to take delivery of the first of the remaining two PSVs, UP Pearl, during the second quarter of 2013.

We entered into new four-year time charters with Petrobras for our UP Agua-Marinha, UP Diamante and UP Topazio at significantly higher rates than their expiring contracts while we extended the charter for UP Esmeralda for another four years. In addition, both UP Amber (on its way from India to Brazil) and UP Pearl have been contracted for four years to Petrobras. These new contracts and vessels are expected to produce substantial additional EBITDA.

The Company believes that the Brazilian market will grow in-line with Petrobras' aggressive capital expenditure plans. Ultrapetrol's fleet has the advantage of being very modern and technologically capable of supporting deep sea oil drilling in Brazil as well as the North Sea.

Ocean

The Ocean Business segment generated adjusted EBITDA of $0.2 million in the first quarter of 2013 as compared to adjusted EBITDA of $0.1 million in the same period of 2012. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The 7% decrease in revenues from $18.1 million to $16.9 million is mainly attributable to the transportation of the nineteen barges and one pushboat sold to a third party to Colombia during the first quarter of 2012, partially offset by a revenue increase from our Amadeo related to its drydock during the first quarter of 2012, to an increase in revenues from our Argentino, and to higher charter rates of our Product Tankers during the first quarter of 2013 when compared to the same period of 2012.

The Company operated a total of four vessels in its Product Tanker fleet in the first quarter of 2013 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the South American coastal trade on charters with major oil refineries that operate in the region.

The volumes in our container feeder service, particularly in the southbound leg, have been sustained at high levels.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, May 9, 2013, at 8:30 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-888-989-5165 (toll-free U.S.) or +1-312-470-7393 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-800-964-5760 (toll-free U.S.) or +1-203-369-3112 (outside of the U.S.); passcode: 5111. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net .

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman / David Burke
212-477-8438 / 646-673-9701
lberman@igbir.com / dburke@igbir.com

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of March 31, 2013 and our audited consolidated balance sheet as of December 31, 2012:

CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2013 AND DECEMBER 31, 2012
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At March 31,	December 31,
	2013	2012
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$123,613	$222,215
Restricted cash	6,973	5,968
Accounts receivable, net of allowance for doubtful accounts of $2,211 and $1,916 in 2013 and 2012, respectively	47,125	36,487
Operating supplies	20,254	13,638
Prepaid expenses	6,801	5,973
Other receivables	25,335	22,532
Other current assets	--	177
Total current assets	230,101	306,990
NONCURRENT ASSETS

Other receivables	21,933	22,758
Restricted cash	1,526	1,464
Vessels and equipment, net	646,106	647,519
Dry dock	4,631	4,238
Investments in and receivables from affiliates	4,385	4,282
Intangible assets	757	801
Goodwill	5,015	5,015
Other assets	7,382	10,214
Deferred income tax assets	6,297	7,037
Total noncurrent assets	698,032	703,328
Total assets	$928,133	$1,010,318

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$30,865	$32,450
Customer advances	26,438	15,175
Payables to related parties	1,898	3,761
Accrued interest	7,011	4,858
Current portion of long-term financial debt	34,152	129,031
Other current liabilities	16,845	13,470
Total current liabilities	117,209	198,745
NONCURRENT LIABILITIES

Long-term financial debt	389,862	388,521
Deferred income tax liabilities	13,626	12,441
Other liabilities	2,086	2,026
Deferred gain	3,915	2,086
Total noncurrent liabilities	409,489	405,074
Total liabilities	526,698	603,819

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding in 2013 and 2012	1,443	1,443
Additional paid-in capital	490,915	490,850
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(76,330)	(70,476)
Accumulated other comprehensive (loss)	(2,141)	(2,578)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	394,399	399,751

Non-controlling interest	7,036	6,748
Total equity	401,435	406,499
Total liabilities and equity	$928,133	$1,010,318

The following table sets forth certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:

	Three months ended March 31,
	2013	2012	Percent Change
Revenues
Attributable to River Business	$39,347	$29,384	34%
Attributable to Offshore Supply Business	21,602	17,028	27%
Attributable to Ocean Business	16,941	18,126	-7%
Total revenues	77,890	64,538	21%

Voyage and manufacturing expenses
Attributable to River Business	(19,373)	(18,901)	2%
Attributable to Offshore Supply Business	(949)	(1,213)	-22%
Attributable to Ocean Business	(5,685)	(7,970)	-29%
Total voyage and manufacturing expenses	(26,007)	(28,084)	-7%

Running costs
Attributable to River Business	(14,063)	(11,450)	23%
Attributable to Offshore Supply Business	(8,366)	(8,548)	-2%
Attributable to Ocean Business	(9,043)	(8,024)	13%
Total running costs	(31,472)	(28,022)	12%

Amortization of dry dock and intangible assets	(708)	(1,048)	-32%
Depreciation of vessels and equipment	(9,412)	(9,444)	--%
Administrative and commercial expenses	(8,822)	(7,787)	13%
Other operating income, net	450	5,764	-92%

Operating profit (loss)	1,919	(4,083)

Financial expense and other financial expense	(5,289)	(8,086)	-35%
Financial income	76	42	81%
Loss on derivatives, net	(216)	--
Investment in affiliates	(195)	(313)	-38%
Other, net	(228)	41
Total other (expenses) income	(5,852)	(8,316)	-30%

(Loss) before income taxes	(3,933)	(12,399)	-68%

Income tax expenses	(1,622)	(1,259)	29%
Net income attributable to non-controlling interest	299	169	77%

Net loss attributable to Ultrapetrol (Bahamas) Limited	(5,854)	(13,827)	-58%

The following table contains our unaudited statements of cash flows for the three-month periods ended March 31, 2013, and 2012:

(Stated in thousands of U.S. dollars)
	For the three-month periods ended March 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(5,555)	$(13,658)
Adjustments to reconcile net (loss) to cash provided by (used in) operating activities:
Depreciation of vessels and equipment	9,412	9,444
Amortization of dry docking	664	1,004
Expenditure for dry docking	(1,057)	(991)
Loss on derivatives, net	216	--
Amortization of intangible assets	44	44
Gain on sale of assets	--	(3,564)
Debt issuance expense amortization	603	919
Financial loss on extinguishment of debt	3,605	--
Net losses from investments in affiliates	195	313
Allowance for doubtful accounts	295	10
Share-based compensation	65	290
Other	--	(219)
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(10,933)	1,430
Other receivables, operating supplies and prepaid expenses	(8,496)	(3,548)
Other	41	(1,106)
Increase (decrease) in liabilities:
Accounts payable	(1,468)	2,206
Customer advances	11,263	--
Other payables	4,970	72
Net cash provided by (used in) operating activities	3,864	(7,354)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(15,738)	(14,964)
Proceeds from disposal of assets, net ($9,300 in 2013 for barges sold and leased-back)	9,300	3,850
Net cash (used in) investing activities	(6,438)	(11,114)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(4,050)	(3,531)
Early repayment of long-term financial debt	(31,200)	--
Short-term credit facility repayments	(4,138)	--
Prepayment of 7.25% Senior Convertible Notes	(80,000)	--
Proceeds from long-term financial debt	25,850	13,450
Other financing activities, net	(2,490)	(774)
Net cash (used in) provided by financing activities	(96,028)	9,145
Net decrease in cash and cash equivalents	(98,602)	(9,323)
Cash and cash equivalents at the beginning of year	222,215	34,096
Cash and cash equivalents at the end of the period	$123,613	$24,773

Supplemental Information

The following tables reconcile our Adjusted Consolidated EBITDA to our cash flow for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
$ (000)	2013	2012
Net cash provided by (used in) operating activities	3,864	(7,354)
Net cash (used in) investing activities	(6,438)	(11,114)
Net cash (used in) provided by financing activities	(96,028)	9,145

Net cash provided by (used in) operating activities	$3,864	$(7,354)

Plus

Adjustments

Increase / decrease in operating assets and liabilities	4,623	946
Expenditure for dry docking	1,057	991
Income taxes expense	1,622	1,259
Financial expenses	7,939	9,337
Gain on sale of assets	--	3,564
Net income attributable to non-controlling interest	(299)	(169)
Loss on derivatives, net	(216)	--
Yard EBITDA from Touax barge sale	1,829	--
Other adjustments	(1,158)	(1,313)

Adjusted Consolidated EBITDA	$19,261	$7,261

The following table reconciles our adjusted net loss and adjusted EPS to net loss and EPS for the three months ended March 31, 2013, and 2012:

($000's)	Three months ended March 31, 2013	Three months ended March 31, 2012	% Change

Revenues	$77,890	$64,538	21%

Adjusted EBITDA	$19,261	$7,261	165%

Net (loss) as reported	$(5,854)	$(13,827)	-58%
EPS as reported (In $ per share)	$(0.04)	$(0.47)	-91%

Adjustments to Net Loss as reported

Yard EBITDA from Touax barge sale	1,829	--
Income tax expense on Exchange Variance Benefit (1)	178	734
Non-cash loss of extinguishment of debt	3,605	--

Adjusted net (loss)	$(242)	$(13,093)	-98%
Adjusted EPS (In $ per share)	$(0.00)	$(0.44)

(1) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries in the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2013:

	Three Months Ended March 31, 2013
$ (000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(3,934)	$7,400	$(1,547)	$1,919
Depreciation and amortization	5,846	2,574	1,700	10,120
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(193)	(299)	(2)	(494)
Loss on derivatives, net	--	(216)	--	(216)
Yard EBITDA from Touax barge sale	1,829	--	--	1,829
Exchange difference affecting Segment Operating Expenses	3,205	--	--	3,205
Other net	(230)	--	2	(228)

Segment Adjusted EBITDA	$6,523	9,459	153	16,135

Items not included in Segment Adjusted EBITDA
Financial income				76
Other financial income				3,050

Adjusted Consolidated EBITDA				$19,261

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2012:

	Three Months Ended March 31, 2012

$ (000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(5,526)	$4,038	$(2,595)	$(4,083)
Depreciation and amortization	5,417	2,569	2,506	10,492
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(319)	(169)	6	(482)
Other net	(90)	(2)	133	41

Segment Adjusted EBITDA	$(518)	$6,436	$50	$5,968

Items not included in Segment Adjusted EBITDA
Financial income				42
Other financial income				1,251

Adjusted Consolidated EBITDA				$7,261